Exhibit 4.2

ANNEXB
INTERVENED IN THE AGREEMENT OF CLAUDE ROUSSEAU,
DATED MARCH 15, 2018 AS OF NOVEMBER 1, 2018

Effective period:	From November 1, 2018 to March 31, 2022.

Amendment to the

Employment Agreement:	A-The Employment Agreement executed on March 15, 2018 and its Annex A is amended as follows:

- As of November 1, 20 I 8, the Officer will be domiciled and residing at 10282 Henbury Street, Orlando, Florida, U.S.A. 32832;
- Paragraph 1.3 of the Employment Agreement is modified by replacing the word "Montreal" by the word "Orlando, Florida, U.S.A.";
All dollar amounts in the Employment Agreement and the Annexes are in USA dollars;

-     Paragraph 4.2 is modified by replacing the words "equal to the product of (i) the sum of twelve (12) months plus one (1) month per year of service, subject to a maximum of 24 months" by "the greater of (i) the remaining portion of the fix term period or (ii) the product of (i) the sum of twelve (12) months plus one (1) month per year of service, subject to a maximum of 24 months";

- Paragraph 4.4 by replacing the words "24 months termination indemnity" by "the greater of (i) the remaining portion of the fix term period or (ii) 24 months"

B- The Employment Agreement executed on March 15, 2018 and its Annex A is amended by adding the following:

"Fiscal and tax consultation:	The Corporation reimburses or pays for reasonable consultation and fulfilment of tax declaration.

Monthly Relocation Fee:	A monthly allocation fee of $5,000.00 is allowed throughout the term of the Employment Agreement.

Traveling Fee:	All travels between Orlando and Montreal for personal reasons are paid by the Corporation including air flight ticket, car rental, hotel, etc.

Sports Club Fees:	Annually, the Corporation reimburses sports club fees to a maximum of $10,000.00.

All other unmodified sections and paragraphs of the Employment Agreement and Annex A remain in force.

AND WE SIGN

ALITHYA GROUP INC.

/s/ Paul Raymond
Paul Raymond
President and CEO

/s/ Claude Rousseau
CLAUDE ROUSSEAU